Exhibit 99.1

The share exchange described in this press release involves securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its with officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the parties to the share exchange may purchase securities otherwise than in connection with the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

[Translation]

December 7, 2020

To whom it may concern,

Company Name:	DENSO Corporation
Representative:	Koji Arima, President and CEO
(Code number: 6902 First Section, Tokyo and Nagoya Stock Exchanges)
Contact:	Yoshimasa Shinoda, Director, Finance & Accounting Division
(Tel: 0566-61-5447)

Company Name:	Jeco Co., Ltd.
Representative:	Satoshi Sugiura, President and Representative Director
(Code number: 7768 Second Section, Tokyo Stock Exchange)
Contact:	Sadayuki Kuzumaki, Managing Director and Manager of Business Management Division
(Tel: 048-556-7111)

Notice Regarding Conclusion of Share Exchange Agreement in Connection with
DENSO Corporation’s Acquisition of Jeco Co., Ltd. As a Wholly-owned Subsidiary

DENSO Corporation (“DENSO”) and Jeco Co., Ltd. (“Jeco”) hereby announce that the two companies resolved at their respective Board of Directors meetings held today to enter into a share exchange agreement (the “Share Exchange Agreement”) to implement a share exchange (the “Share Exchange”), wherein DENSO will be the wholly-owning parent company and Jeco will be the wholly-owned subsidiary in the share exchange and concluded the Share Exchange Agreement.

The Share Exchange is to be implemented on April 1, 2021 (the “Effective Date of the Share Exchange”) through the simplified share exchange procedure pursuant to Article 796, Paragraph 2 of the Companies Act. DENSO will not obtain approval at its general meeting of shareholders and Jeco will obtain approval of the Share Exchange Agreement at its extraordinary general meeting of shareholders scheduled to be held on February 5, 2021, on the assumption that the necessary permissions and approvals will have been obtained from the relevant authorities, including the notifications to and permission from the competition authorities in each country concerning the business combination.

In addition, upon the Share Exchange coming into effect, Jeco will become a wholly-owned subsidiary of DENSO and the record date provided in the Articles of Incorporation for Jeco’s annual meetings of shareholders will no longer be necessary. Accordingly, at its Board of Directors meeting held today, Jeco resolved to partially amend its Articles of Incorporation to delete the provision regarding the record date for the annual meetings of shareholders effective from March 30, 2021, provided that the Share Exchange is approved at the aforementioned extraordinary general meeting of shareholders, the Share Exchange Agreement has not been terminated, and no event has occurred which causes the Share Exchange Agreement to lose its effect. For details, please refer to the “Notice of Setting of the Record Date for Calling an Extraordinary General Meeting of Shareholders and Partial Amendment of the Articles of Incorporation” released by Jeco today.

Prior to the Effective Date of the Share Exchange, the common shares of Jeco (the “Jeco Shares”) are scheduled to be delisted as of March 30, 2021 (final trading date: March 29, 2021) from the Second Section of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”).

1. Purpose of the Share Exchange

DENSO was established in December 1949 under the name Nippon Denso Co., Ltd. as a spin-off from Toyota Motor Co., Ltd. (currently Toyota Motor Corporation). As of March 31, 2020, the Denso group consists of DENSO and its 200 subsidiaries and 88 affiliates (the “DENSO Group”). As a global automotive parts manufacturer, the DENSO Group offers advanced automotive technologies, systems and products. It also conducts development, manufacture and sale in six core areas: “Powertrain Systems”, “Electrification Systems”. “Sensor & Semiconductor”, “Thermal Systems”, and “Mobility Electronics”, each of which mainly relates to automotive parts, and “Non-Automotive Businesses”, which is unrelated to automotive parts.

Jeco, on the other hand, was established in February 1952 under the name Nippon Shinkuu Dokei Kabushiki Kaisha for the purpose of manufacturing and selling vacuum clocks with radio control. As of today, the Jeco group consists of Jeco and 2 subsidiaries (the “Jeco Group”). The Jeco Group is engaged in the manufacture and sale of automotive equipment, including automotive clocks, air conditioner panels, combination meters and other display devices, electric current sensors, safe driving assistance parts, and other sensors and driving devices, as well as businesses incidental thereto. DENSO first acquired the shares in Jeco in 1978, and it has been the largest shareholder in Jeco since it replaced Toyota Motor Corporation as the largest shareholder in July 2002.

The environment surrounding the automobile industry, to which the DENSO Group and the Jeco Group belong, has entered a “period of once-in-a-century transformation”. While population growth, demographic aging, and urbanization are expanding worldwide, and global warming due to CO2 emission and traffic accidents are becoming increasingly important social issues, new leaps in information and intelligent technologies are leading to changes in business models and diversification of people’s values and consumption patterns in society. In the area of mobility, the evolution of IoT (Note 1) and AI (Note 2) is accelerating a movement called “CASE” (Note 3), and a rapid paradigm shift is underway in the mobility society. Under these circumstances, automotive parts suppliers, such as the DENSO Group and the Jeco Group, are required to develop technologies and products conscious of the rapid transformation in the mobility society, and to make investments to adapt to such transformation. In the automotive parts industry, the restructuring of group structures and the advancement of mergers and alliances centered around the automotive parts manufacturers called Tier 1 is leading to the birth of so-called “mega-supplier” automotive parts manufacturers and competition is expected to further intensify. In addition, due to the spread of COVID-19, the automobile industry as a whole is likely to suffer from a slowdown in sales for a certain period of time. Consequently, there is an urgent need for automotive parts manufacturers to optimize resources and improve efficiency.

In October 2017, the DENSO Group formulated the “DENSO Group Long-term Policy 2030” defining its goals for 2030, in order to achieve sustainable growth even during such period as the aforementioned period of once-in-a-century transformation. In addition to maximizing the values of “Green (environment)” and “Peace of Mind (safety)”, which it has been focusing on, the DENSO Group also seeks to contribute to happiness for everyone in the society through the provision of new values that are “Inspiring” for society. This year, DENSO has faced a dual challenge: the global impact of the COVID-19 pandemic and quality-related issues. That is why DENSO launched “Reborn 21,” an internal plan. DENSO aims to recommit to maximizing its pillars of “green” (environmentally friendly) and “peace of mind” (safer world for all) and transition to a leaner and more robust corporate structure.

Since its establishment, the Jeco Group has been supplying automotive manufacturers and other customers with products in the field of automotive clocks and other display products. However, as mentioned above, due to the drastic transformation in the field of display products, including CASE, various information for supporting safe and comfortable driving has been consolidated around the cockpit panels of automobiles. There is an increasing demand for large-size display products for controlling such information, while the demand for on-vehicle products that function independently, such as clocks and air conditioning panels, is on a declining trend. In addition, customer needs, such as those for enhanced functionality and operability and improved design, are becoming more sophisticated every day.

The Jeco Group’s businesses consist mainly of the manufacture and sale of original brand products and the manufacture and sale of contract manufacturing products for the DENSO Group. However, in recent years, while the sales of Jeco’s original brand products have declined, sales of contract manufacturing products for DENSO have grown significantly, accounting for the majority of the Jeco Group’s sales (sales to DENSO account for 77.3% of Jeco’s total sales, and together with sales to Toyota Motor Corporation, 90.8% of Jeco’s total sales), and the increase in capital spending to handle the production of such products has become one of the company’s immediate concerns. Furthermore, in both the display product field and the sensor product field, products mounted on automobiles are shifting to larger-scale system products in recent years, and in order to develop such products, it is necessary to understand the entire vehicle system. Consequently, there is a growing need to build cooperative relationships with major automobile parts manufacturers. In particular, it is considered extremely important for the Jeco Group to deepen its cooperative relationships with the DENSO Group, to which it supplies a wide variety of products.

Against this backdrop, DENSO began to examine the possibility of a cooperative framework with Jeco. As a result, DENSO came to believe that in order to maintain and strengthen its competitive advantage and achieve sustainable growth in such business environment as described above, it is essential for the DENSO Group to be able to promptly respond to dramatic developments. Thus, it is necessary to put in place a framework that enables the optimization, unified management and mutual utilization of the management resources across the groups and pursue agile management through integrated operation of the DENSO Group and the Jeco Group. DENSO considers that the Jeco Group has strengths in its expertise and production technology cultivated in the production of clocks and automotive cockpit products, which are the core businesses of the Jeco Group, such as processing and assembling technology for small resin products, streamlining technology, and decoration and coating technology, as well as its plant management based on the Toyota Production System (TPS). Therefore, if Jeco becomes a wholly-owned subsidiary of DENSO, the Jeco Group would be able to utilize the technology, human and other resources and information of the DENSO Group and carry out businesses that leverage the Jeco Group’s strengths as a member of the DENSO Group, which would in turn make it possible for the DENSO Group to respond to changes in the business environment and provide more competitive products to customers. Accordingly, DENSO concluded that making Jeco a wholly-owned subsidiary would lead to stronger business foundation and increased productivity, and contribute to a steady increase in its corporate value over the medium- to long-term through the utilization of human resources, financial bases and other management resources. After conducting a comparative study with various methods for making Jeco a wholly-owned subsidiary, in mid-July 2020, DENSO made a proposal to Jeco to examine the possibility of the Share Exchange (the “Proposal”).

In response to the Proposal, Jeco also examined the possibility of a cooperative framework with DENSO, and came to the conclusion that by providing its resources to the DENSO Group, Jeco will be able to contribute to further strengthening the competitiveness of the DENSO Group.

Although Jeco is currently an equity method affiliate of DENSO, the information disclosed by the DENSO Group to the Jeco Group is limited and it is difficult to make the most of the DENSO Group’s technology and information in developing the Jeco Group’s products under the circumstances where Jeco is not a wholly-owned subsidiary. If Jeco becomes a wholly-owned subsidiary of DENSO through the Share Exchange, the scope of information to be disclosed by the DENSO Group to the Jeco Group will be significantly expanded and the information such as those on market trends, long-term development strategies, technology and development resources possessed by the DENSO Group will be made available to the Jeco Group. This would make it possible to increase product competitiveness by making efficient capital investments and concentrated investments based on future prospects. Furthermore, the delisting of the Jeco Shares is expected to lead to cutting the costs of maintaining the listing and responding to shareholders, and it will eliminate potential conflicts of interest between DENSO and other minority shareholders, thereby enabling the implementation of swift and drastic management measures to enhance corporate value over the medium- to long-term. In addition, as for the method of making Jeco a wholly-owned subsidiary, the common shares of DENSO (the “DENSO Shares”) will be issued to the minority shareholders of Jeco as consideration for the Share Exchange. By holding the DENSO Shares, the minority shareholders of Jeco will be provided with the opportunity to enjoy long-term benefits of the synergy effects expected to result from the Share Exchange, while it would also be possible to convert the highly liquid DENSO Shares into cash from time to time. Therefore, Jeco concluded that making Jeco a wholly-owned subsidiary by the Share Exchange is also beneficial for the minority shareholders of Jeco.

After comprehensively considering the facts, DENSO and Jeco reached an agreement on the terms and conditions, including the allotment ratio in the Share Exchange, through discussions and consultations between the two companies. Today, by resolution of the Board of Directors of both companies, they have decided to implement the Share Exchange for the purpose of making Jeco a wholly-owned subsidiary of DENSO. This will contribute to increasing the corporate values of both DENSO and Jeco and, by extension, the corporate values of both groups, and will also be beneficial to the shareholders of both DENSO and Jeco.

(Note 1) IoT means the Internet of Things.

(Note 2) AI means Artificial Intelligence.

(Note 3) CASE stands for Connected, Autonomous, Shared, and Electric.

2. Overview of the Share Exchange

(1) Schedule of the Share Exchange

Resolution date of the meetings of the Board of Directors (both companies)	December 7, 2020
Date of the conclusion of the Share Exchange Agreement (both companies)	December 7, 2020
Date of the public notice for the record date of the extraordinary general meeting of shareholders (Jeco)	December 7, 2020
Record date of the extraordinary general meeting of shareholders (Jeco)	December 22, 2020
Resolution date of the extraordinary general meeting of shareholders (Jeco)	February 5, 2021 (scheduled)
Final trading date (Jeco)	March 29, 2021 (scheduled)
Delisting date (Jeco)	March 30, 2021 (scheduled)
Scheduled implementation date (Effective Date of the Share Exchange)	April 1, 2021 (scheduled)

(Note 1)	DENSO plans to implement the Share Exchange through the simplified share exchange procedure pursuant to Article 796, Paragraph 2 of the Companies Act, wherein it will not obtain an approval of the Share Exchange Agreement by a resolution at its general meeting of shareholders.

(Note 2)	The schedule of the Share Exchange may be changed upon consultation and agreement between both companies where necessary in the course of implementing the proceedings of the Share Exchange or for other reasons.

(Note 3)	The Effective Date of the Share Exchange is set on the assumption that permissions and approvals will be obtained from the relevant authorities, including the notifications to and permission from the competition authorities in each country concerning the business combination.

(2) Method of the Share Exchange

The Share Exchange is a share exchange wherein DENSO will be the wholly-owning parent company and Jeco will be the wholly-owned subsidiary in the share exchange. The Share Exchange is planned to be implemented on April 1, 2021 as the effective date through the simplified share exchange procedure pursuant to Article 796, Paragraph 2 of the Companies Act, wherein DENSO will not obtain an approval at its general meeting of shareholders and Jeco will obtain an approval of the Share Exchange Agreement at its extraordinary general meeting of shareholders scheduled to be held on February 5, 2021.

(3) Details of the allotment in the Share Exchange

	DENSO (wholly-owning parent company in the share exchange)	Jeco (wholly-owned subsidiary in the share exchange)
Allotment ratio for the Share Exchange	1	0.55
Number of shares to be delivered under the Share Exchange	DENSO Shares: 450,115 shares (scheduled)

(Note 1)	Allotment ratio of shares

For each share of the Jeco Shares, 0.55 shares of the DENSO Shares (the “Share Exchange Ratio”) will be delivered by allotment. However, no DENSO Shares will be allotted under the Share Exchange for the Jeco Shares which DENSO holds (590,025 shares as of today).

In the event of any significant changes to the terms which provide the bases for the calculations, the Share Exchange Ratio may be modified upon consultation and agreement between both companies.

(Note 2)	Number of the DENSO Shares to be delivered under the Share Exchange

Upon the Share Exchange, DENSO will deliver to the shareholders of Jeco (excluding DENSO) as of the time immediately prior to the time at which DENSO acquires all of the issued shares in Jeco (excluding the Jeco Shares held by DENSO (590,025 shares as of today)) under the Share Exchange (the “Base Time”), instead of the Jeco Shares that DENSO holds, the number of the DENSO Shares calculated based on the Share Exchange Ratio as described in the table above.

In accordance with a resolution of the Jeco Board of Directors meeting to be held by no later than the day prior to the Effective Date of the Share Exchange, Jeco will cancel all of the treasury shares that it holds at the time immediately prior to the Base Time (including the shares to be acquired by Jeco in response to the dissenting shareholders’ share purchase demands under Article 785, Paragraph 1 of the Companies Act that are exercised in relation to the Share Exchange) at the time immediately prior to the Base Time. The number of shares to be delivered under the Shares Exchange is subject to change for reasons such as the acquisition and cancellation of the treasury shares in Jeco.

In addition, all treasury shares held by DENSO (13,042,200 shares as of September 30, 2020) are to be appropriated to DENSO Shares to be delivered under the Share Exchange, and DENSO does not plan to issue any new shares.

(Note 3)	Handling of shares constituting less than one unit

Shareholders of the Jeco Shares who hold shares in DENSO constituting less than one unit (shares constituting less than 100 shares) as a result of the Share Exchange may use the following systems regarding the DENSO Shares. Shares constituting less than one unit cannot be sold on financial instrument exchanges.

(i)	Additional purchase system for shares constituting less than one unit (additional purchase of shares to constitute 100 shares)

Pursuant to Article 194, Paragraph 1 of the Companies Act and Article 10 of the Articles of Incorporation of DENSO, this is a system whereby shareholders holding shares in DENSO constituting less than one unit may demand that DENSO sell the number of the DENSO Shares that, when added to the shares constituting less than one unit held by such shareholders, will equal to one unit, and allows such shareholders to purchase such shares from DENSO.

(ii)	Buyback system for shares constituting less than one unit (sale of shares constituting less than 100 shares)

Pursuant to Article 192, Paragraph 1 of the Companies Act, this is a system whereby shareholders holding shares in DENSO constituting less than one unit may demand that DENSO buy back the shares constituting less than one unit held by such shareholders.

(Note 4)	Treatment of fractions less than one share

With respect to shareholders of Jeco who will receive the allotment of any fraction less than one share of the DENSO Shares as a result of the Share Exchange, pursuant to Article 234 of the Companies Act and other related laws and regulations, DENSO will sell the DENSO Shares equivalent to the total number of such fractions (if there is any fraction less than one in the total number, such fraction shall be rounded down), and the sale proceeds will be paid in cash to such shareholders in proportion to such fractions.

(4) Handling of Share Options and Bonds with Share Options upon the Share Exchange

Jeco, which will become a wholly-owned subsidiary of DENSO, has not issued any share options or bonds with share options, and therefore, there are no applicable matters.

3. Basis of the details of the allotment in the Share Exchange

(1) Basis and reasons for the details of the allotment

As described in “1. Purpose of the Share Exchange” above, DENSO made the Proposal to Jeco in mid-July 2020, and as a result of serious discussions and negotiations between both companies, DENSO came to the conclusion that making Jeco a wholly-owned subsidiary is the best decision to enhance the respective corporate values of DENSO and Jeco, and ultimately, to enhance the corporate value of the entire group of both companies.

In determining the Share Exchange Ratio to be used for the Share Exchange as described in “(3) Details of the allotment in the Share Exchange” under “2. Overview of the Share Exchange” above, DENSO and Jeco have decided to request a third-party calculation agent independent from both companies to calculate the allotment ratio in the Share Exchange in order to ensure the fairness and appropriateness of the Share Exchange. DENSO has selected Nomura Securities Co., Ltd. (“Nomura Securities”) and Jeco has selected Mizuho Securities Co., Ltd. (“Mizuho Securities”) as the respective third-party calculation agents. Further, as the respective legal advisors independent from both companies, DENSO has selected Uruma Law Offices Legal Professional Corporation and Anderson Mōri & Tomotsune, and Jeco has selected TMI Associates, and started considerations on a full scale.

As described in “(4) Measures to ensure fairness” below, based on the calculation report of the Share Exchange Ratio that DENSO received as of December 4, 2020 from Nomura Securities, the third-party calculation agent, and the advice from Uruma Law Offices Legal Professional Corporation and Anderson Mōri & Tomotsune, the legal advisors, DENSO conducted careful consultations and examinations. As a result, it reached the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of DENSO, and therefore, determined that it is appropriate to implement the Share Exchange pursuant to the Share Exchange Ratio.

As described in “(4) Measures to ensure fairness” below, based on the calculation report of the Share Exchange Ratio that Jeco received as of December 7, 2020 from Mizuho Securities, the third-party calculation agent, and the advice from TMI Associates, the legal advisor, and as described in “(5) Measures to avoid conflicts of interest” below, based on the written reports received from a special committee consisting of independent committee members that have no interest in DENSO (the “Special Committee”), Jeco conducted careful consultations and examinations. As a result, it reached the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Jeco, and, for Jeco, which is expected to post an operating loss in the year ended March 31, 2021. The Share Exchange will lead to the recovery of Jeco’s management, and ultimately contribute to the interests of the shareholders of Jeco, and therefore, determined that it is appropriate to implement the Share Exchange pursuant to the Share Exchange Ratio.

In addition to the above, DENSO and Jeco carefully considered the results of due diligence conducted by both companies against the other party, and comprehensively considered factors such as the financial conditions, state of assets, future prospects and share price movements of DENSO and Jeco, and held negotiations and consultations on several occasions between both companies.

As a result, DENSO and Jeco reached the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of both companies, and obtained approvals at their respective Board of Directors meetings, and concluded the Share Exchange Agreement by and between both companies.

(2) Matters related to the calculation

(i)	Names of the calculation agents and their relationships with the listed company and the other company

Both Nomura Securities, which is the third-party calculation agent for DENSO, and Mizuho Securities, which is the third-party calculation agent for Jeco, are calculation agents independent from DENSO and Jeco. They are not related parties of DENSO and Jeco and do not have any important interest that should be stated in relation to the Share Exchange.

(ii)	Summary of the calculation

In the calculation, Nomura Securities adopted (a) the average market price method since the DENSO Shares are listed on the First Section of the Tokyo Stock Exchange and the First Section of Nagoya Stock Exchange, Inc. (the “Nagoya Stock Exchange”) and the Jeco Shares are listed on the Second Section of the Tokyo Stock Exchange and thus their market prices are available, (b) the comparable company analysis method since there are listed companies comparable to both DENSO and Jeco and thus it is possible to infer the values of their shares using the comparable company analysis method and (c) the discounted cash flow (“DCF”) method to reflect the status of future business activities in the valuation.

Outlined below are the valuation ranges of Jeco obtained using each of the valuation methods assuming that the value per share of the DENSO Shares is 1:

Adopted Method	Result of Calculation of Stock Exchange Ratio
Average market price method	0.45 - 0.55
Comparable company analysis method	0.32 - 1.13
DCF method	0.51 - 0.73

For the purposes of the average market price method, Nomura Securities designated December 3, 2020 as the calculation base date and used the closing prices on the Tokyo Stock Exchange on the calculation base date and the simple average closing prices for the 5-business day, 1-month, 3-month and 6-month periods ending on the calculation base date.

In calculating the above stock exchange ratios, Nomura Securities assumed that the public information and all information provided to Nomura Securities was accurate and complete, and Nomura Securities has not independently verified the accuracy and completeness of such information. It has not independently evaluated, appraised or assessed the assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities) of the companies and their affiliates, including to analyze and evaluate their individual assets and liabilities, or has not requested any third-party organization to appraise or assess such assets and liabilities. The companies’ respective financial forecasts (including profit planning and other information) were assumed to have been reasonably reviewed or prepared by their management based on the best and good-faith forecasts and judgments currently available. Nomura Securities’ calculations reflect information and economic conditions obtained by it before December 3, 2020. The sole purpose of Nomura Securities’ calculations is to serve as a reference for the consideration of the Share Exchange Ratio by the Board of Directors of DENSO.

The future outlook of DENSO, which Nomura Securities used as a basis for the calculation by the DCF method, includes fiscal years in which significant increase in profits is expected. Specifically, in the fiscal years ending March 2021 and March 2022, operating profits are expected to record a significant increase of 30% or more compared with the previous fiscal years respectively. The increase in profits in the fiscal year ending March 2021 is primarily due to the impact of the significant slowdown in the market caused by the spread of COVID-19 on the profitability and the significant increase in one-time expenses resulting from the recording of quality costs, etc. in the fiscal year ended March 2020, and the increase in profits in the fiscal year ending March 2022 is primarily due to the expected recovery from the decrease in vehicle production reflected in the earnings estimates for the fiscal year ending March 2021. The future financial outlook of Jeco includes fiscal years in which significant increase and decrease in profits are expected. Specifically, in the fiscal years ending March 2022, March 2023 and March 2024, operating profits are expected to record a significant increase of 30% or more compared with the previous fiscal years respectively, and in the fiscal years ending March 2021 and March 2026, operating profits are expected to record a significant decrease of 30% or more compared with the previous fiscal years respectively. The decrease in profits in the fiscal year ending March 2021 is primarily due to the decrease in operating rate caused by the deterioration in the current economic conditions triggered by the impact of the spread of COVID-19. The increase in profits in the fiscal year ending March 2022 is primarily due to the recovery in earnings based on the estimate that the operating rate decreased due to the spread of COVID-19 reflected in the earnings estimates for the fiscal year ending March 2021 will return to normal. The increase in profits in the fiscal year ending March 2023 is primarily due to the sales growth and profit contribution resulting from the conversion of existing products to new products and the start of production of new models in which such new products are to be installed. The increase in profits in the fiscal year ending March 2024 is primarily due to the sales growth and profit contribution resulting from the continuing conversion to new products and the increase in production of such new products. Finally, the decrease in profits in the fiscal year ending March 2026 is primarily due to the sales decline and loss of profits resulting from the termination of production of certain products. These financial forecasts do not assume the implementation of the Share Exchange.

On the other hand, Mizuho Securities conducted the calculation using (a) the market price method (in which December 4, 2020 is designated as the calculation base date and the average closing prices for the 1-month, 3-month and 6-month periods ending on the calculation base date are used) since the DENSO Shares are listed on the First Section of the Tokyo Stock Exchange and the First Section of the Nagoya Stock Exchange and the Jeco Shares are listed on the Second Section of the Tokyo Stock Exchange and thus their market prices are available, and (b) the DCF method to reflect the status of future business activities of the companies in the calculation.

Mizuho Securities’ Share Exchange Ratio Calculation Report was prepared as reference information for the determination of the share exchange ratio by the Board of Directors of Jeco and does not represent any opinion about the fairness of the share exchange ratio agreed and determined between the parties.

Outlined below are the valuation ranges obtained using each of the valuation methods assuming that the value per share of the DENSO Shares is 1:

Adopted Method	Result of Calculation of Stock Exchange Ratio
Market price method	0.44 - 0.54
DCF method	0.39 - 0.59

In calculating the above stock exchange ratios, Mizuho Securities used information provided by both companies and information disclosed to the public, etc., assumed that all such materials and information, etc. were accurate and complete and has not independently verified the accuracy and completeness of such materials and information, etc. It also has not independently evaluated, appraised or assessed the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of the companies and their subsidiaries and affiliates. It has not analyzed or evaluated each of their individual assets and liabilities, and has not requested any third-party organization to appraise or assess such assets and liabilities. In addition, the companies’ future business outlooks and financial forecasts were assumed to have been prepared by their management reasonably and by appropriate means based on the best forecasts and judgments currently available. Mizuho Securities calculated the share exchange ratio on the basis of information and economic conditions as of December 4, 2020.

The financial forecasts of DENSO and Jeco, which Mizuho Securities used as a basis for the calculation by the DCF method, include fiscal years in which significant increase and decrease in profits are expected. Specifically, in the fiscal years ending March 2021 and March 2022, operating profits of DENSO are expected to record a significant increase of 30% or more compared with the previous fiscal years respectively. The increase in profits in the fiscal year ending March 2021 is primarily due to the impact of the significant slowdown in the market caused by the spread of COVID-19 on the profitability and the significant increase in one-time expenses resulting from the recording of quality costs, etc. in the fiscal year ended March 2020. The increase in profits in the fiscal year ending March 2022 is primarily due to the expected recovery from the decrease in vehicle production reflected in the earnings estimates for the fiscal year ending March 2021. For Jeco, in the fiscal years ending March 2022, March 2023 and March 2024, operating profits are expected to record a significant increase of 30% or more compared with the previous fiscal years respectively, and in the fiscal years ending March 2021 and March 2026, operating profits are expected to record a significant decrease of 30% or more compared with the previous fiscal years respectively. Specifically, the decrease in profits in the fiscal year ending March 2021 is primarily due to the decrease in operating rate caused by the deterioration in the current economic conditions triggered by the impact of the spread of COVID-19, and the increase in profits in the fiscal year ending March 2022 is primarily due to the recovery in earnings based on the estimate that the operating rate decreased due to the spread of COVID-19 reflected in the earnings estimates for the fiscal year ending March 2021 will return to normal. The increase in profits in the fiscal year ending March 2023 is primarily due to the sales growth and profit contribution resulting from the conversion of existing products to new products and the start of production of new models in which such new products are to be installed. The increase in profits in the fiscal year ending March 2024 is primarily due to the sales growth and profit contribution resulting from the continuing conversion to new products and the increase in production of such new products. The decrease in profits in the fiscal year ending March 2026 is primarily due to the sales decline and loss of profits resulting from the termination of production of certain products. These financial forecasts do not assume the implementation of the Share Exchange.

(3) Likelihood of delisting and reasons for delisting

Upon the Share Exchange, Jeco will become a wholly-owned subsidiary of DENSO as of April 1, 2021 (scheduled), the Effective Date of the Share Exchange. Prior to this, the Jeco Shares will be delisted as of March 30, 2021 (final trading date will be March 29, 2021), pursuant to the delisting standards of the Tokyo Stock Exchange, following the prescribed procedures. After the delisting, the Jeco Shares will no longer be traded on the Second Section of the Tokyo Stock Exchange.

Even after the delisting of the Jeco Shares, the DENSO Shares to be allotted to the Jeco’s shareholders (excluding DENSO) through the Share Exchange, and will continue to be listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange. The DENSO Shares will still be able to be traded on the financial instruments exchange market after the Effective Date of the Share Exchange. Accordingly, we believe liquidity of shares will be ensured to Jeco’s shareholders who hold at least 182 Jeco Shares as of the Base Time and are allotted at least 100 DENSO Shares, a set of shares constituting 1 unit of DENSO Shares, through the Share Exchange.

On the other hand, Jeco’s shareholders who hold Jeco Shares in the number less than 182 shares at the Base Time will be allotted DENSO Shares in the number less than 1 unit (100 shares) of DENSO Shares. Although such shares not fully constituting 1 unit cannot be sold on the financial instruments exchange market, shareholders who end up holding the shares less than 1 unit may request DENSO to purchase their shares that do not fully constitute 1 unit. Such shareholders may also purchase from DENSO additional shares which, by adding to the shares already held, will constitute 1 unit. For details, please refer to “2. (3) (Note 3) Handling of shares constituting less than one unit” above. In addition, please refer to “2. (3) (Note 4) Treatment of fractions less than one share” above for details of the treatment of fractions less than 1 share resulting from the Share Exchange.

Please note that Jeco’s shareholders will continue to be able to trade their common shares of Jeco until the final trading date of March 29, 2021 (scheduled) on the Second Section of the Tokyo Stock Exchange.

(4) Measures to ensure fairness

As DENSO already holds 590,025 Jeco Shares (35.21% (rounded down to 2 decimal places; the same applies to the calculation of shareholding ratio) of the total number of 1,675,805 issued shares as of September 30, 2020), which makes Jeco an equity method affiliate of DENSO, and there is such relationship between the two companies as described in “(13) Relationship between the parties” under “4. Company profile of the parties to the Share Exchange (as of March 31, 2020)” below, DENSO and Jeco have considered it necessary to ensure fairness of the Share Exchange and have accordingly implemented the measures to ensure fairness as follows.

(i)	Calculation report from independent third-party calculation agents

DENSO and Jeco have selected Nomura Securities and Mizuho Securities, respectively, as a third-party calculation agents, and each has obtained a calculation report on the share exchange ratio. For the overview of the calculation reports, see “(2) Matters related to the calculation” above. Please note that neither DENSO nor Jeco have obtained from their third-party calculation agent a written opinion (fairness opinion) confirming that the Share Exchange Ratio is appropriate or fair from a financial point of view.

(ii)	Advice from independent law firms

DENSO has selected Uruma Law Offices Legal Professional Corporation and Anderson Mōri & Tomotsune as its legal advisors and has been receiving legal advice on the Share Exchange procedures and DENSO’ s decision making approach and process. Anderson Mōri & Tomotsune and Uruma Law Offices Legal Professional Corporation are independent of, and have no material interests in, DENSO and Jeco.

Meanwhile, Jeco has selected TMI Associates as its legal advisor and has been receiving legal advice on Share Exchange procedures and Jeco’s decision making approach and process. TMI Associates is independent of, and has no material interests in, DENSO and Jeco.

(5) Measures to avoid conflicts of interest

As DENSO already holds 35.21% of the total number of Jeco’s issued shares, which makes Jeco an equity method affiliate of DENSO, and there is such relationship between the two companies as described in “(13) Relationship between the parties” under “4. Company profile of the parties to the Share Exchange (as of March 31, 2020)” below, Jeco has taken the following measures to avoid conflicts of interest in addition to the measures described in “(4) Measures to ensure fairness” above.

(i)	Establishment of Special Committee and receipt of written report

In response to the Proposal from DENSO in mid-July 2020, Jeco established a Special Committee on July 17, 2020 consisting of a total of 3 members, namely Mr. Tadashi Ohe (attorney; Tadashi Ohe & Yutaka Tanaka Law Office), an outside director of Jeco who has no interests in DENSO and has been filed with the Tokyo Stock Exchange as an independent officer, and 2 outside experts. The Special Committee is intended to ensure careful decision making by Jeco regarding the Share Exchange, to eliminate the possibility of arbitrariness and conflicts of interest in the decision making process of Jeco’s Board of Directors to ensure the fairness, and to confirm that making a decision at the said Board of Directors to effect the Share Exchange would not be disadvantageous to Jeco’s minority shareholders. Jeco has consulted the Special Committee about: (a) reasonableness of the purpose of the Share Exchange (including whether the Share Exchange will contribute to enhancing Jeco’s corporate value); (b) appropriateness of the terms of the Share Exchange (including appropriateness of the ways to implement the Share Exchange and types of consideration); (c) fairness of the Share Exchange procedures (including discussion for what kind of measures to ensure fairness should be taken to what extent); (d) confirmation that the Share Exchange is not disadvantageous to Jeco’s minority shareholders considering (a) through (c) above; and finally (e) whether the Share Exchange should be conducted or not considering (a) through (d) above (collectively, “Consulted Matters”). Jeco has also given the Special Committee the authority to: (I) conduct investigations concerning the Share Exchange (including to inquire, and request explanation from, any officers or employees of Jeco related to the Share Exchange or any advisors to Jeco concerning the Share Exchange about any matters necessary for consideration of the Consulted Matters); (II) request Jeco to (i) communicate to the other party any proposals and other opinions or questions made by the Special Committee and (ii) set an opportunity for the Special Committee to directly consult with the other party (including its officers and employees involved in the Share Exchange and its advisors concerning the Share Exchange; (III) not approve an advisor appointed by Jeco if it considers questionable about the independence of the advisor appointed by Jeco, in which case Jeco must respect the intention of the Special Committee to the maximum extent possible; and (IV) appoint separate advisors to the Special Committee at the expense of Jeco if the Special Committee deemed particularly necessary. The selection of two outside experts to be the members of the Special Committee was left to the discretion of Mr. Tadashi Ohe, the outside director of Jeco, and Mr. Tadashi Ohe subsequently selected Mr. Ryosuke Koike (attorney; Okuno & Partners) and Mr. Masahiko Yasuda (certified public accountant; Benedi Consulting Co., Ltd.), both of whom do not have any interests in DENSO, and they were approved at Jeco’s Board of Directors meeting on August 6, 2020.

The Special Committee held a total of 8 meetings from August 25, 2020 to December 4, 2020, collected information and held discussions from time to time as necessary to carefully consider the Consulted Matters. Specifically, the Special Committee, first of all, confirmed and assured the independence and expertise of the financial advisor and the third-party calculation agent, Mizuho Securities, and the legal advisor, TMI Associates, which had been appointed by Jeco, and approved their appointment. Subsequently, the Special Committee received explanations from Jeco on the purpose of the Share Exchange, the background of the Share Exchange, the procedures and contents of Jeco’s business plan, which is the basis for calculating the allocation ratio for the Share Exchange, and the discussion framework and decision making approach for the Share Exchange. The Special Committee also sent DENSO a questionnaire regarding the purpose and other matters concerning the Share Exchange and received explanations from DENSO on, among other things, the purpose of the Share Exchange, the background of the Share Exchange, the reason for choosing the share exchange, the management policy and treatment of employees after the Share Exchange, and its opinion on the Share Exchange Ratio, followed by question-and-answer sessions. The Special Committee also received advice from TMI Associates, Jeco’s legal advisor, on the decision making approach of Jeco’s Board of Directors concerning the Share Exchange, the operation of the Special Committee, and other measures to ensure the fairness of the procedures relating to the Share Exchange and measures to avoid conflicts of interest, and was briefed on the results of legal due diligence on DENSO, followed by question-and-answer sessions. Further, the Special Committee was briefed on the results of financial and tax due diligence on DENSO from Yamada Consulting Group Co., Ltd. and Grant Thornton Yamada & Partners, which have conducted the due diligence at the request of Jeco, followed by question-and-answer sessions. In addition, the Special Committee received explanations from Mizuho Securities, Jeco’s financial advisor and third-party calculation agent, on the calculation method of the allocation ratio for the Share Exchange and the calculation results, followed by question-and-answer sessions, and reviewed the reasonableness of the calculation method and results. Finally, upon the advice of Mizuho Securities and TMI Associates, the Special Committee was also substantially involved in the negotiations with DENSO, including by determining the negotiation policy for the allotment ratio and other matters related to the Share Exchange, receiving reports on the details of the negotiations from time to time and giving instructions as necessary.

Following above procedures, the Special Committee carefully discussed and reviewed the Consulted Matters and submitted a written report to Jeco’s Board of Directors as of December 7, 2020 confirming that the decision concerning the Share Exchange is not disadvantageous to Jeco’s minority shareholders and to implement the Share Exchange is reasonable. The summary of the Special Committee’s report is as follows.

(a) Reasonableness of the Purpose of the Share Exchange

Through the question-and-answer sessions with Jeco and DENSO, the Special Committee closely examined the specific details of their explanations pertaining to the purpose of the Share Exchange and other matters including that: (i) the environment surrounding the automobile industry has entered a “period of once-in-a-century transformation” and the evolution of IoT and AI is driving drastic transformations including CASE, and customer needs, such as those for enhanced functionality and operability and improved design, are becoming more sophisticated every day; (ii) in the Jeco Group, while the sales of Jeco’s original brand products have declined in recent years, sales of contract manufacturing products for DENSO have grown significantly and the increase in capital spending to handle the production of such products has become one of the immediate concernshere is also a growing need for the Jeco Group to build cooperative relationships with major automobile parts manufacturers in order to develop the larger-scale system products mounted on automobiles in recent years and in particular, the Group considers that it is extremely important to deepen its cooperative relationships with the DENSO Group, to which it supplies a wide variety of products; (iii) under these circumstances, in order to survive this period of once-in-a-century transformation, Jeco determined that it is essential to utilize the technologies owned by the DENSO Group in the development of the larger-scale system products that Jeco cannot independently develop and commercialize, while Jeco also concluded that by providing its resources to the DENSO Group, it will be able to contribute to further strengthening the competitiveness of the DENSO Group; (iv) if Jeco becomes a wholly-owned subsidiary of DENSO through the Share Exchange, the scope of information to be disclosed by the DENSO Group to the Jeco Group will be significantly expanded and it will be possible to increase product competitiveness by making efficient capital investments and concentrated investments based on future prospects and, furthermore, the delisting of the Jeco Shares is expected to lead to cutting the costs of maintaining the listing and responding to shareholders and eliminating potential conflicts of interest between DENSO and other minority shareholders, thereby enabling the implementation of swift and drastic management measures to enhance corporate value over the medium- to long-term; and (v) by holding the DENSO Shares which will be issued to the minority shareholders of Jeco as consideration for the Share Exchange, the minority shareholders of Jeco will be provided with the opportunity to enjoy long-term benefits of the synergy effects expected to result from the Share Exchange, while it would also be possible to convert the highly liquid DENSO Shares into cash from time to time, and therefore, making Jeco a wholly-owned subsidiary by the Share Exchange is also beneficial for the minority shareholders of Jeco.

As a result, the Special Committee reached the conclusion that selecting the share exchange as the method of making Jeco a wholly-owned subsidiary, and the DENSO Shares as the consideration therefore, is reasonable and is also beneficial for the minority shareholders of Jeco. In addition, the Special Committee did not find any point that is unreasonable or inconsistent in the explanations received from Jeco and DENSO, and it agreed that in light of the management environment and other circumstances surrounding Jeco, becoming a wholly-owned subsidiary of DENSO through the Share Exchange and thereby implementing swift and fundamental management measures is expected to contribute to Jeco’s sustainable growth and enhancement of corporate value over the medium- to long-term. In light of these facts, the Special Committee concluded that the purpose of the Share Exchange was reasonable.

(b) Appropriateness of the Terms of the Share Exchange

The calculation results in the share exchange ratio calculation report obtained from Mizuho Securities were 0.44 to 0.54 under the average market price method and 0.39 to 0.59 under the DCF method. As such, the Share Exchange Ratio exceeds the upper limit of the range of the results calculated by the average market price method and is within the range of the results calculated by the DCF method. Also, no unreasonable point was found in such calculation report, and the level of premium was higher than the average level of the premiums in recent cases comparable to the Share Exchange, where a listed subsidiary, which recorded a net loss attributable to the shareholders of the parent company in the earnings estimates for the immediately preceding or current period, became a wholly-owned subsidiary through a share exchange.

Meanwhile, the due diligence on DENSO examined the issue of recalls related to defects in fuel pumps manufactured by the DENSO Group (the “Recall”). However, given that provision for product warranties is reflected in DENSO’s financial conditions for the second quarter of the fiscal year ended March 31, 2021 in an amount deemed reasonable by DENSO, and that the Recall was taken into account in the course of discussions and negotiations, it is acknowledged that the appropriateness of the terms of the Share Exchange is not immediately denied by the Recall. It is also acknowledged that the terms of the Share Exchange, including the Share Exchange Ratio, have been determined based on the results of fair negotiations, and it is appropriate to select the DENSO shares as the consideration for the Share Exchange.

In addition, for Jeco, which is expected to post an operating loss in the year ended March 31, 2021, the Share Exchange will lead to the recovery of its management, and ultimately contribute to the interests of the shareholders of its Jeco. In light of such circumstances, it is deemed that the Share Exchange Ratio is reasonable and the terms of the Share Exchange are appropriate.

(c) Fairness of the Share Exchange Procedures

The procedures for the Share Exchange are fair because, in connection with the Share Exchange, (i) Jeco and DENSO each obtained advice from independent outside experts; (ii) Jeco and DENSO conducted substantive discussions and negotiations to increase the Share Exchange Ratio from the standpoint of protecting the interests of minority shareholders, appropriately reflecting the opinion of the Special Committee in the process of such discussions and negotiations and without involving any person having special interest in such negotiation process; (iii) the consideration of the Share Exchange is found to have been conducted in a manner that fully respects the opinion of the Special Committee; and (iv) the fact that Jeco has not conducted a market check does not raise any doubts about the fairness of the procedures for the Share Exchange.

(d) The Share Exchange is not disadvantageous to Jeco’s minority shareholders considering (a) through (c) above.

(e) Considering (a) through (d) above, it is appropriate to conduct the Share Exchange.

(ii)	Approval of all directors excluding those directors having interests and relationships

The proposal of the Share Exchange presented at Jeco’s Board of Directors meeting has been unanimously approved by 6 directors of Jeco, who do not have any interests in DENSO. All 3 auditors of Jeco did not participate in the deliberation on the Share Exchange at the Board of Directors meeting mentioned above, nor did they participate in discussion and negotiation for the Share Exchange in order to avoid any potential conflicts of interest, since Mr. Naoki Iwatani was transferred from DENSO to Jeco until June 2020, Mr. Atsuhiko Shimmura serves as a standing auditor for DENSO and Mr. Atsushi Hayashida serves as Head of Cockpit Systems Business Unit and as a board member of DENSO.

4. Company profile of the parties to the Share Exchange (as of March 31, 2020)

		Wholly-owning parent company in the Share Exchange	Wholly-owned subsidiary in the Share Exchange
(1)	Name	DENSO Corporation	Jeco Co., Ltd.
(2)	Location	1-1, Showa-cho, Kariya, Aichi	1-4-1 Fujimi-cho, Gyoda, Saitama
(3)	Name and title of representative	Koji Arima, President and CEO	Satoshi Sugiura, President and Representative Director
(4)	Description of business	Manufacture and sale of automotive parts	Manufacture and sale of automotive watches and equipment
(5)	Amount of capital	JPY 187,457 million	JPY 1,563 million
(6)	Date of incorporation	December 1949	February 1952
(7)	Number of issued shares	787,944,951 shares	1,675,805 shares
(8)	Accounting period	March 31	March 31
(9)	Number of employees	(consolidated) 170,932	(consolidated) 684
(10)	Major business partners	Toyota Motor Corporation; Honda Motor Co., Ltd.; FIAT CHRYSLER AUTOMOBILES N.V.	DENSO Corporation; Toyota Motor Corporation
(11)	Main financing banks	Sumitomo Mitsui Banking; MUFG Bank	MUFG Bank; Saitama Resona Bank; Mitsubishi UFJ Trust and Banking; Mizuho Trust & Banking

(12)	Major shareholders and shareholding ratio (as of September 30, 2020)	Toyota Motor Corporation	24.38%	DENSO Corporation	41.89%
		Toyota Industries Corporation	8.95%	KM Corporation	4.25%
		The Master Trust Bank of Japan, Ltd. (trust account)	7.43%	Jeco Business Partners Shareholding Association	3.09%
		Custody Bank of Japan, Ltd. (trust account)	4.46%	Aisin Seiki Co., Ltd.	2.64%
		Towa Real Estate Co., Ltd.	4.29%	SECOM General Insurance Co., Ltd.	2.62%
		Nippon Life Insurance Company (standing proxy: The Master Trust Bank of Japan, Ltd.)	2.79%	Nippon Life Insurance Company	2.36%
		DENSO Employee Shareholding Association	1.91%	Jeco Employee Shareholding Association	1.88%
		Aisin Seiki Co., Ltd.	1.61%	Kazuhiro Sakata	1.60%
		Custody Bank of Japan, Ltd. (trust account 7)	1.22%	Shinko Shoji Co., Ltd.	1.46%
		Custody Bank of Japan, Ltd. (trust account 5)	1.18%	Hikari Tsushin, Inc.	1.15%

(13)		Relationship between the parties
Capital relationship	As of the date of this document, DENSO owns 590,025 shares, or 35.21% of Jeco’s issued shares (1,675,805).
Personal relationship	Three persons from DENSO serve as directors of Jeco. One person from DENSO serves as a company auditor of Jeco, and one company auditor and one employee of DENSO concurrently serve as a company auditor of Jeco.
Business relationship	DENSO purchases products from Jeco, and Jeco purchases production parts from DENSO.
Status as a related party	Jeco is an equity method affiliate of DENSO, and DENSO and Jeco are related parties to one another.
(14)		Operating results and financial position for the last three years
Accounting period	DENSO (consolidated)			Jeco (consolidated)
	Year ended March 31, 2018	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2018	Year ended March 31, 2019	Year ended March 31, 2020
Consolidated net assets	3,774,293	3,770,366	3,558,869	14,729	14,758	13,261
Consolidated total assets	5,764,417	5,792,414	5,651,801	20,960	20,925	19,518
Consolidated net assets per share (JPY)	4,614.87	4,640.36	4,384.14	8,766.58	8,855.71	9,415.10
Consolidated net sales	5,108,291	5,362,772	5,153,476	24,798	27,465	25,940
Consolidated operating profit	412,676	316,196	61,078	653	639	16
Consolidated current profit	－	－	－	737	686	124
Net profit attributable to parent company shareholders	320,561	254,524	68,099	527	463	△368
Consolidated net profit for the period per share (JPY)	410.45	326.47	87.89	316.37	277.81	△229.24
Dividends per share (JPY)	130.00	140.00	140.00	75.00	100.00	40.00

(in JPY (million)), unless otherwise stated)

(Note 1)	Shareholding ratio refers to the ratio of the number of shares held to the total number of issued shares excluding own shares.

(Note 2)	DENSO holds 13,042 thousand shares of its own shares, but this has been excluded from the above list of major shareholders.

(Note 3)	The shareholding ratio of DENSO Shares by Toyota Industries Corporation is shown excluding 6,798 thousand DENSO Shares contributed to the trust assets of the retirement benefit trust. (The name on shareholder register is “Custody Bank of Japan, Ltd. (portion entrusted with Sumitomo Mitsui Trust Bank under a re-trust arrangement / Toyota Industries Corporation retirement benefit trust account)”, and Toyota Industries Corporation reserves the right to give directions on the exercise of voting rights.)

(Note 4)	DENSO prepares its consolidated financial statements in accordance with International Financial Reporting Standards (the “IFRS”). “Consolidated net assets”, “Consolidated total assets”, “Consolidated net assets per share”, “Consolidated net sales”, “Consolidated operating profit”, “Net profit attributable to parent company shareholders”, and “Consolidated net profit for the period per share” represents the amount of “Total equity”, “Total assets”, “Equity attributable to owners of the parent company per share”, “Revenue”, “Operating profit”, “Profit attributable to parent company shareholders” and “Basic earnings per share” on a consolidated basis for DENSO, calculated in accordance with IFRS, respectively. In addition, “Consolidated current profit” is omitted as there is no corresponding item.

5. Status after the Share Exchange

Wholly-owning parent company in the Share Exchange
(1)	Name	DENSO Corporation
(2)	Location	1-1, Showa-cho, Kariya, Aichi
(3)	Name and title of representative	Koji Arima, President and CEO
(4)	Description of business	Manufacture and sale of automotive parts
(5)	Amount of capital	JPY 187,457 million
(6)	Accounting period	March 31
(7)	Net assets	To be determined.
(8)	Total assets	To be determined.

6. Summary of accounting treatment

The Share Exchange falls under the category of “Acquisition” in the “Accounting Standard for Business Combinations”. Goodwill or negative goodwill is expected to occur in the consolidated financial statements of DENSO due to the Share Exchange; however, the amount of such goodwill or negative goodwill to occur is not determined at present.

7. Future outlook

As a result of the Share Exchange, Jeco, an equity method affiliate of DENSO, will become a wholly-owned subsidiary of DENSO. Although the impact of the Share Exchange on DENSO’s consolidated earnings is currently expected to be minimal, if any necessary revisions to its earnings estimate or any matters that should be published do occur, such shall be disclosed promptly.

End

(Reference) DENSO’s consolidated earnings estimate for the current period (published on July 31, 2020) and consolidated results for the previous period

(in JPY (million))

	Consolidated net sales	Consolidated operating profit	Consolidated profit before taxes	Net profit for the period attributable to parent company shareholders
Earnings estimate for the current period (year ended March 31, 2021)	4,540,000	100,000	131,000	75,000
Results for the previous period (year ended March 31, 2020)	5,153,476	61,078	89,631	68,099

(Reference) Jeco’s consolidated earnings estimate for the current period (published on November 6, 2020) and consolidated results for the previous period

(in JPY (million))

	Consolidated net sales	Consolidated operating profit	Consolidated current profit	Net profit for the period attributable to parent company shareholders
Earnings estimate for the current period (year ended March 31, 2021)	25,000	△250	△250	△350
Results for the previous period (year ended March 31, 2020)	25,940	16	124	△368